Exhibit 99.3
UNDER THE COMPANIES ACT, 1956
(1 OF 1956)
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
Sify Technologies Limited1
I	The name of the Company is “Sify Technologies Limited”. [1]

II.	The Registered Office of the Company will be situated in the State of `Tamilnadu[2].

III.	The objects for which the Company is established are:

(A)	THE MAIN OBJECTS TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION ARE:

1.	To develop, service & sell/lease data based through direct or electronic media, to develop a wide area communication network of sell / lease the network or provide value added services on the network to develop, service, buy / sell computers, software, peripherals and related products to provide marketing services rising direct as well as electronic media;

2.	To undertake the designing and development of systems and applications software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital / electronic equipment’s in India or elsewhere in the world;

3.	To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share / debenture issues management and / or registration and share/debenture transfer agency;

4.	To undertake and execute feasibility studies for computerisation, setting up of all kind of computer systems and digital/electronic equipment’s and the selection, acquisition and installation thereof whether for the company or its customers or other users;

[1]	The name of the Company has been changed from Sify Limited to Sify Technologies Limited vide Special Resolution passed by the Shareholders at the Eleventh Annual General Meeting of the Company held on 24th September 2007.

[2]	Amended vide special resolution passed in an extraordinary general meeting held on 28th February 2002 and pursuant to an Order of the Company Law Board dated 1st April 2003.

5.	To conduct, sponsor or otherwise participate in training programmes, courses, seminar conferences in respect of any of the objects of the company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study / course materials, circulars and news-letters; and to undertake the business as agents, stockist, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.

6.	To conduct e-commerce for sale of all kinds of products and services through direct or electronic media as well as on and off line e-commerce including travel related services, buying and selling of products and services / merchandise, software, data information etc., in India and abroad.[4]

(B)	THE OBJECTS THAT ARE INCIDENTAL OR ANCILLARY TO THE ATTAINMENT OF THE MAIN OBJECTS.

1.	To pay either in cash or by allotment of shares or otherwise as the company deems fit, all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the company which the company shall consider to be in the nature of preliminary expenses;

2.	To purchase or otherwise acquire, take on lease or rent computer systems and digital/electronic equipment of all kinds;

3.	To adopt and carry into effect, with or without modification, all or any of the arrangements made for the purpose of achieving any of the company’s objects mentioned in clauses III(A) and III(C) hereof;

4.	To purchase, take on lease or otherwise acquire for the purpose of the company estates, lands, buildings, easements or other interests in real estate, and to sell, let on lease or otherwise dispose of or grant rights over any real property belonging to the company;

5.	To purchase, take on lease or otherwise acquire, erect, maintain, reconstruct and adopt offices, factories, sheds, workshops, mills, plant, machinery and other things found necessary or convenient for the purposes of the company;

6.	To purchase or otherwise acquire all or any part of the business, properties and liability of any company, society, partnership or person, formed for all or any part of the purpose within the objects of this company and to conduct and carry on, or liquidate and wind up any such business;

7.	To promote any other company or companies for the purpose of taking over all or any of the properties, rights and liabilities of the company, or for any other purpose, which may seem directly or indirectly calculated to benefit the company;

4.	Amended vide Special Resolution passed at the Tenth Annual General Meeting of the company held on 18th September 2006.

8.	To enter into any arrangements with any Government authority, undertakings or corporations controlled or owned by any Government or any person(s) including any individual, firm body corporate or other association of individuals, whether incorporated or not, society and trust whether in India or abroad that may seem conducive to the company’s objects or any of them and to obtain from any such Government, authority, undertakings, corporations and person(s) any rights privileges and concessions which the company may deem desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges and concession;

9.	To amalgamate or enter into partnership or into any arrangement for sharing of profits, union of interest, cooperation, joint venture, reciprocal; concession or otherwise with any person, whether an individual, association, firm, body corporate, corporation or otherwise carrying on or engaged in or about to carry on or engage in any business or transaction which the company is authorised to carry on or engage in, or in any business or transaction capable of being conducted so as directly or indirectly to benefit the company;

10.	To acquire and undertake the whole or any part of the business properties and liabilities of any person whether an individual, association, firm, body corporate, corporation or otherwise carrying on any business which the company is authorised to carry on, or possessed of property suitable for the purposes of the company;

11.	To enter into arrangement or agreements, with any other person, whether an individual, association, firm, body corporate, corporation or otherwise, for the carrying out by such other person on behalf of the company, of any of the objects of the company;

12.	To apply, for purchase or otherwise acquire any patents, patent rights, copyrights, trademarks, formulae, licences, concessions and the like, conferring any exclusive, non-exclusive or limited right to use, or any secret or other information to any invention which may seem capable of being used for any of the purposes of the company, or the acquisition of which may seem calculated directly or indirectly to benefit the company and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights of information so acquired;

13.	To enter into collaboration agreement(s) with any person(s) including Government(s) or any other authority within or outside India, whether the nature of the agreement is financial, technical or otherwise on such terms and conditions as the company deems fit;

14.	To import into and export from India the technology in respect of the products mentioned in clauses III(A) and III(C) hereof on such terms and conditions as the company deems fit;

15.	To do research and development work and experiments in connection with the business of the company;

16.	To let on lease or on hire or otherwise the whole or any part of the real and personal properties of the company on such terms as the company shall determine;

17.	Subject to section 3(i)(iii) of the Companies Act, 1956, to issue shares, debentures, debenture stock or other securities on such terms and conditions as the company shall determine and to purchase, redeem, pay off or convert into equity any such securities on such terms and conditions as the company shall determine;

18.	To borrow, raise money(s) or secure obligations (whether of the company or any other person) in any manner and subject to such terms and conditions including the payment of guarantee commission to persons including the directors of the company as the company shall determine;

19.	To advance and lend money(s) with or without security, and on such terms and conditions as the company shall determine;

20.	To invest and deal with the money(s) with or without security, and on such terms and conditions as the company shall determine;

21.	Subject to section 58A of the Companies Act, 1956 and the rules framed there under in consultation with the Reserve Bank of India, to receive money(s) on deposit, on such terms and conditions as the company shall determine, without carrying on banking business within the meaning of the Banking Regulations Act 1949 and also to pay brokerage on such deposits;

22.	To subsidize, assist and guarantee any payment of money by, or the performance of any contract, engagement or obligation by, any person;

23.	To open bank accounts of all kinds including overdrafts and to draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments of securities;

24.	To adopt such means of making known and advertising the business and products of the company as may seem expedient to the company;

25.	To appoint officers, staff, trainees and other types of personnel for the company and to dispense with their services and to carry out or cause to be carried out all functions necessary to implement the objects of the company;

26.	To transfer, sell or otherwise dispose of all or any of the business, properties and undertaking of the company for any consideration which the company may deem fit to accept;

27.	To establish agencies and to regulate and discontinue the same and to pay such remuneration to agents as the company shall determine;

28.	To open maintain and close branches and depots;

29.	To establish, promote and otherwise assist any person whether an individual, firm association, body corporate including companies or corporation or otherwise for the purpose of acquiring any property(ies) or furthering any objects of the company;

30.	To do in any part of the world all or any of the matters hereby authorised either alone or jointly, whether as factors, trustees or agents;

31.	To do all such things as are necessary for the company or its nominee(s) to become members or to be otherwise associated with national and international associations, institutes or other organisations, so as to promote or strengthen the company’s interests on such terms and condition as may be determined by the company;
32.	(a)	To undertake, carry out, promote, sponsor or to otherwise assist any activity for the promotion and growth of national economy and for what the company may consider to be its moral or social responsibility to the public or a section thereof, or what the company considers likely to promote national welfare or social, economic or moral uplift of the public or any section thereof in such manner as the company thinks fit;

(b)	Without prejudice to the generality of the foregoing, the company may undertake, carry out, promote and sponsor any activity in connection with the publication of any books, literature, newspaper or other documents or organising lectures or seminars for advancing the said objects or giving merit awards, scholarships, loans or any other assistance to deserving persons directly or through an institution, fund or trust;

(c)	In order to achieve any of the foregoing, the company may divest without consideration or such fair or concessional rates as it thinks or otherwise transfer any properties or goods of the company to or in favour of any public or local body or authority, central or state government, governmental agencies, public institutions, trusts or funds recognised or approved by the central government or state governments or any authorities specified for the purpose by such government.
33.	Subject to the provisions of the Act, to subscribe to or contribute to or undertake or otherwise assist any national, charitable, benevolent, religious, public, scientific, rural, general or other useful object or institution as the company deems fit;

34.	To provide for the welfare of directors or persons in the employment of the company, or formerly in the employment of the company and the wives, widows and other family members of such persons by grants of money, pensions, superannuation gratuity, insurance, bonus, medical benefits or otherwise;

35.	To establish and maintain or procure the establishment and maintenance of any non-contributory or contributory provident, gratuity, pension or superannuation funds and give and procure the giving of money, pension, superannuation, gratuity, insurance, bonus, medical benefits or other amounts to any directors or persons who are or were at any time in the employment or service of the company;

36.	To establish, undertake and execute or procure the establishment, undertaking execution of any trust, either gratuitously or otherwise;

37.	To procure the company to be registered or recognized in any foreign country;

38.	To arrange for risks of all kinds likely to affect the company to be covered by insurance.

39.	Subject to the provisions of the Companies Act, 1956 as amended by the Companies (Amendment) Act, 1985, to contribute to any political party or for any political purpose to any person.

(C)	THE OTHER OBJECTS FOR WHICH THE COMPANY IS FORMED ARE:

1.	To carry on the business of giving on lease or rent, or sell under a scheme of hire-purchase or installment, computers, digital/electronic equipment’s, computer hardware and software products, computer peripherals and consumable and accessories thereof;

2.	To undertake and execute systems audits for persons owning or using computer systems and to generally assist them in the more economic and/or efficient utilisation therefor;

3.	To provide consultancy services in regard to the design, development, manufacture and use of all products and things incorporated in clauses III (A) and III(C) hereof;

4.	To undertake and execute job works in relation to and/or to give others job works in respect of any of the business mentioned in the main and other objects of the company;

5.	To set up and run electronic video game parlours and recreation centres;

IV.	The liability of the members in the Company is limited.

V.	The Authorised Share Capital of the Company is Rs.500 Million (Rupees Five Hundred Million) divided into 50,000,000 (Fifty Million) Equity Shares of Rs.10/- each. [3]

The Company shall have power at any time and from time to time to increase/reduce its Capital. Any of the said shares and any new shares may, at any time and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.

3	Authorised Share Capital increased from Rs.25 lakhs to Rs.15 crores by Special Resolution passed in an Extraordinary General Meeting held on 30th June 1997. By Special Resolution passed at the Extraordinary General Meeting held on 30th November 1998, the authorised share capital was increased from Rs.15 crores to Rs.17 crores. By Special Resolution passed at the Extraordinary General Meeting held on 19th March 1999, the authorised share capital was increased from Rs.17 crores to Rs.25 crores. The same has increased from Rs.25 crores to Rs.35 crores vide Special Resolution passed in the Annual General Meeting held on 2nd August 2001. Further, the authorised share capital was increased to Rs.375 million vide Special Resolution passed in Extraordinary General Meeting held on December 9, 2002. By Special Resolution passed at the Ninth Annual General meeting held on October 25, 2005, the authorised share capital was increased to Rs.381 million. The authorised share capital was further increased to Rs.500 million by the Special Resolution passed at the Extraordinary General Meeting held on December 23, 2005.

     We, the several persons whose names and addresses have been subscribed hereunder are desirous of being formed into a Company in pursuance of the Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

	Name, address, description	Number of Equity	Name, address,
Sl.	and occupation of	Shares taken by	description, occupation
No.	subscribers and signatures	each subscriber	and signature of witness
1.	B.Ramalinga Raju, Plot No.1242, Road No.62, Jubilee Hills, Hyderabad 500 033. OCCUPATION : BUSINESS Sd/-	100 (One hundred only)	A.VENKATARAMAPPA, B.Com., CA Final 109 Venkata Ramana Towers, Opp. Skyline Theatre, Baheerbagh, Hyderabad 500 029. Sd/-
2.	B.Rama Raju H.No.1-10-72/A Chikoti Gardens, Begumpet, Hyderabad 500 016 OCCUPATION: BUSINESS Sd/-	100 (One hundred only)
3.	Satyam Computer Services Ltd. 1 Floor May Fair Buildings, S.P. Road, Secunderabad Total Shares Taken.	30 (Thirty only) 230 (Two Hundred Thirty only)

Date: 4.11.95
Place: Hyderabad